

14040003

OMB APPROVAL

OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 04 2014

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-67325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/2013___
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Melville Island, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141 W. Jackson Blvd.
(No. and Street)

Chicago                          Illinois          60604
(City)                           (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Flynn                                  312-347-4790
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd.          Chicago          IL          60604
(Address)                       (City)           (State)      (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, ___Dennis Flynn_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Melville Island, LLC_____ , as of ___December 31_____ , 2013,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/17

_____
Signature

_____
Managing Member
Title

_____
Notary Public

This report **contains (check all applicable boxes):
- X   (a)  Facing page.
- X   (b)  Statement of Financial Condition.
- X   (c)  Statement of Income (Loss).
- X   (d)  Statement of Changes in Financial Condition
- X   (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
-      (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X   (g)  Computation of Net Capital.
- X   (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X   (i)  Information Relating to the Possession or control Requirements Under Rule 15c3-3.
-      (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-      (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X   (l)  An Oath of Affirmation.
-      (m) A copy of the SIPC Supplemental Report.
-      (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC 1410 (3-91)

# Melville Island, LLC

(An Illinois Limited Liability Company)
Financial Statements
and Independent Accountant Report
December 31, 2013

# Melville Island, LLC
### (An Illinois Limited Liability Company)
### Index
### December 31, 2013

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

# REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Member:
Melville Island, LLC.

## Report on the Financial Statements

We have audited the accompanying financial statements of Melville Island, LLC., which comprise the balance sheet as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melville Island, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
February 27, 2014
Chicago, Illinois 60604

# Melville Island, LLC
### (An Illinois Limited Liability Company)
## Statement of Financial Condition
## As of December 31, 2013

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 17,339 |
| Commission receivable | | 899,999 |
| Other | | 182 |
| | | |
| Other Assets | | 0 |
| Total assets | $ | 917,520 |

**Liabilities**

| | | |
|---|---|---:|
| Accrued expenses payable | $ | 7,026 |
| Other Liabilities | | 0 |
| Total liabilities | | 7,026 |

| | | |
|---|---|---:|
| **Total Member' equity** | | 910,494 |
| Total liabilities and  Member' equity | $ | 917,520 |

The accompanying notes are an integral part of these financial statements.

# Melville Island, LLC
## (An Illinois Limited Liability Company)
## Statement of Income
## For the year ending to December 31, 2013

| | | |
|---|---|---:|
| **Revenues** | | |
| Security Commissions | $ | 7,110 |
| Fee Income | | 900,000 |
| | | |
| Total revenue | | 907,110 |
| | | |
| **Expenses** | | |
| | | |
| Commission expense | | 6,399 |
| Regulatory fees | | 3,783 |
| Misc Expenses | | 765 |
| SIPC expense | | 2,225 |
| | | |
| Total expenses | | 13,172 |
| | | |
| Net Income | $ | 893,938 |

The accompanying notes are an integral part of these financial statements.

# Melville Island, LLC
### (An Illinois Limited Liability Company)
## Statement of Changes in Member Equity
## For year ending December 31, 2013

| | | |
|---|---|---:|
| **Member's equity at January 1, 2013** | $ | 16,556 |
| Additional capital contributions | | 0 |
| Distributions | | 0 |
| Net income from operations | | 893,938 |
| **Member's equity at December 31, 2013** | $ | 910,494 |

The accompanying notes are an integral part of these financial statements.

# Melville Island, LLC
## (An Illinois Limited Liability Company)
## Statement of Cash Flows
## For year ending December 31, 2013

| | | |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net income from operations | $ | 893,938 |
| Adjustments to reconcile net income to net cash used in operating | | |
| Depreciation and amortization | | 0 |
|    Increase in commission receivable | | (893,507) |
|    Decrease in other assets | | (182) |
|    Decrease in accrued expenses | | (2,359) |
| | | |
|    Net cash used in operating activities | | (2,110) |
| | | |
| **Cash flows from investing activities:** | | |
|    No activity | | (0) |
|    Net cash used in investing activities | | 0 |
| | | |
| **Cash flows from financing activities:** | | |
| | | |
|    Capital contributions | | (0) |
|    Distributions paid | | (0) |
|    Net cash provided by financing activities | | 0 |
| | | |
| Net Increase in cash and cash equivalents | | (2,110) |
| | | |
| Cash and cash equivalents, beginning of the year | | 19,451 |
| | | |
| Cash and cash equivalents, end of the year | $ | 17,341 |

The accompanying notes are an integral part of these financial statements.

# Melville Island, LLC
### (An Illinois Limited Liability Company)
### Notes to the financial statements
### For year ending December 31, 2013

1.      **Organization**

Melville Island, LLC (The "Company") an Illinois Limited Liability Company Act was formed on September 9, 2005. The Company was approved and began business as a Broker Dealer on October 11, 2006.    The business of the Company is to engage in the matching of customers with other broker dealers for the executing of trades on organized exchanges in the United States for a fee. Melville Island, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

2.      **Significant Accounting Policies**

*Use of Estimates*

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they receive commissions from their clients based on their introducing those clients to a third party registered broker dealer. The Company does not hold customer funds. Nor do they engage in proprietary trading.

**Income Recognition**

Commissions are recorded on a trade-date basis when earned.

*Cash Equivalents*

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

*Income Taxes*

The Company is considered as a disregard entity by the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns.

The Company applies the provision of FASB ASC 740. Income Taxes, which provide guidance how uncertain tax positions should be recognized and measured, present and disclosed in the financial statements. The managing member has concluded there is no tax expense to be recorded by the Company.

**Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to

unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

Level 1  Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2  Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3  Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

## 4. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Melville Island, LLC is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Melville Island, LLC is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, had $10,495 of net capital which was $ 5,495 in excess of the required minimum net capital. Early warning for net capital is $6,000.

## 5. RELATED PARTIES

Certain administrative and organizational activities were performed by a related party at no cost to the Company. Those costs are not reimbursable to the related party; no other expense sharing agreement is in place.

## 6. SUBSEQUENT EVENTS

In May 2010, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events through February 27, 2014, the date the financial statements were issued.

**Melville Island, LLC**
**(An Illinois Limited Liability Company)**
Computation of net capital under 15C 3-1
Of the Securities and Exchange Commission
December 31, 2013

| | | |
|---|---|---:|
| Total Member's equity | $ | 910,494 |
| Unallowable assets | | (899,999) |
| Haircut's required | | 0 |
| Net Capital | | 10,495 |
| Minimum net capital | | 5,000 |
| Excess net capital | | $ 5,495 |
| Excess net capital at 1000% | | $ 9,792 |
| Early warning capital  is at | | $6,000. |

Note: The above information on this schedule is in agreement in all material respects with the Unaudited FOCUS Report Part II filed by Melville Island, LLC as of December 31, 2013.

The accompanying notes are an integral part of these financial statements

Computation of Net capital Under 15C 3-1 (continued)

of the Securities and Exchange Commission

December 31, 2013

**Aggregate Indebtedness**

Items included in the balance sheet:

| | |
|---|---:|
| Accrued expense payable | $ 7,026 |
| Total indebtedness | $ 7,026 |

| | |
|---|---:|
| Ratio:  Aggregate Indebtedness to Net Capital | 66.946265% to 1 |

Statement pursuant to paragraph (d) (4) of rule 17 a-5

There are no material differences between the amount presented in the computation of net capital as above and the amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2013.

The accompanying notes are an integral part of these financial statements

Melville Island, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

RESERVE COMPUTATION
(see note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(see note below)

Note:    Melville Island, LLC is  exempt from Rule 15c3-3, as it does not transact
a business in securities with, or for, other than members of a national securities exchange and does not
carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).
Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements

## Independent Auditor's Report on Internal Control Structure Required
## by SEC Rule 17a-5

To the Member:
**Melville Island, LLC**

In planning and performing our audit of the financial statements of Melville Island, LLC as of December 31, 2013 and for the period then ended, in accordance with auditing standards generally accepted in the United States of America, we considered Melville Island, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Marathon Financial Group, Inc's internal control. Accordingly, we do not express an opinion on the effectiveness of Melville Island, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Melville Island, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Melville Island, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Melville Island, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Melville Island, LLC
February 27, 2014
Page 2

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the manager of the Company informed me that they exercise close oversight of the accounting records daily, thus offsetting the lack of separation of duties.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Melville Island, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Robert Cooper & Company CPA P.C.

February 27, 2014

# OATH OR AFFIRMATION

## REGARDING ACCURACY AND COMPLETENESS

## OF FINANCIAL STATEMENTS AS OF FOR

## THE PERIOD ENDING DECEMBER 31, 2013

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Dennis Flynn
Managing Member

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To the Member:
**Melville Island, LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2013. Which were agree to by **Melville Island, LLC** and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange. Solely to assist you and the other specific parties in evaluating Nico Securities' compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7T). **Melville Island, LLC** members are responsible for Nico Securities, LLC compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amount reported in Form SIPC -7T nothing no differences
3. Compared any adjustments reported in For, SIPC 7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting any adjustments noting no differences.
5. Compared the amount of any overpayment applied o the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engage to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance, Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Robert Cooper & Company CPA P.C.*
February 27, 2014